

Mail Stop 7010

August 10, 2007

via U.S. mail and facsimile

Mr. Wilson Kin Cheung
President
Market Data Consultants Inc.
Rm 2213-14, 22nd Floor
Jardine House
1 Connaught Place,
Central, Hong Kong

> **Re:** **Market Data Consultants Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 12, 2007**
> **File No. 333-137799**
>
> **Form 10-KSB for the yearly period ended February 28, 2007, filed May 29, 2007**
> **Form 10-QSB for the quarterly period ended May 31, 2007, filed July 18, 2007**
> **File No. 0-52009**

Dear Mr. Cheung:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed on July 12, 2007

General

1.   Please update your financial statements included within the registration statement
        to comply with Item 310(g) of Regulation S-B. Please correspondingly update all
        related disclosure throughout the registration statement as necessary.

Directors, Executive Officers, Promoters and Control Persons

Director and Executive Officer

Biographical Information, page 18

2.   Mr. Cheung's biography must briefly describe his business experience during the
        past five years, including the month and years he held each named position or
        office. It must also identify each reporting company in which he has held a
        directorship. Please refer to Item 401 of Regulation S-B. Ensure that Mr.
        Cheung's biography includes this information. To that end, we note the
        following:

        •   Mr. Cheung is currently the sole officer and director of China Multimedia Inc.
            Please add his affiliation with this company to his biography, including a
            description of the business that China Multimedia engages in, and revise the
            amount of time Mr. Cheung spends on your business accordingly.

        •   Mr. Cheung was also the CFO and a director of Apex Wealth Enterprises
            Limited (now called China Security & Surveillance Technology Inc.)
            positions he resigned from in July 2005. Please add his affiliation with this
            company to his biography and include a description of the business engaged in
            by Apex Wealth Enterprises Limited and China Security & Surveillance
            Technology Inc.

Executive Compensation

Summary Compensation Table, page 20

3.   In the narrative under this table, you state that compensation "was determined
        after discussion about expected time commitments, remuneration paid by
        comparable organizations and flexibility…" provided by not having employment
        agreements. However, you state on page 20 that you have not paid any
        compensation to your Executive Officer. Please advise.

Certain Relationships and Related Transactions, page 22

4.   State whether the loans from Mr. Cheung are payable upon demand. Please update this information for the loan obtained from Mr. Cheung in May, 2007.

Description of Business

Customer and Marketing, page 28

5.   We note your statement that in 2007 you plan to organize three seminars. We note that on page 31 of the prospectus you state that you have not commenced any operations.   We also note the statement in your Form 10-K on page 6 that you are organizing in-house information sessions and plan one in the third quarter of 2007, and another one in 2007. Please reconcile these statements.

Exhibits

6.   We note your auditor's consent letter refers to amendment 2 to the Form SB-2; however, you have currently filed amendment 3 to the Form SB-2. Please ensure your auditor refers to the latest amendment to the registration statement when providing its consent letter.

Form 10-QSB for the quarterly period ended May 31, 2007

Form 10-KSB for the yearly period ended February 28, 2007

Controls and Procedures

7.   In future filings, please have your Chief Executive Officer and Chief Financial Officer perform the evaluation of the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-B.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706, or, in her absence, Karl Hiller, Accounting Branch Chief, at (202) 551- 3686 with any questions on the accounting comments. You may contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Joiner, Esq. (by facsimile)
        J. Gallagher
        D. Levy
        K. Hiller